# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calumet Inc./DE, CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1060 N. Capitol Ave, Suite 6-401, Indianapolis, Indiana (IN), 46204
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001398344-21-019846
Filed by CIK 0001751492

## Reporting persons
- Wasserstein Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,964,893; sole dispositive power 0; shared dispositive power 3,964,893; aggregate amount beneficially owned 3,964,893 (4.6% of the class)
- WDO Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,964,893; sole dispositive power 0; shared dispositive power 3,964,893; aggregate amount beneficially owned 3,964,893 (4.6% of the class)
- Wasserstein Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,457,733; sole dispositive power 0; shared dispositive power 2,457,733; aggregate amount beneficially owned 2,457,733 (2.85% of the class)
- Wasserstein Genpar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,457,733; sole dispositive power 0; shared dispositive power 2,457,733; aggregate amount beneficially owned 2,457,733 (2.85% of the class)
- Rajay Bagaria: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,297; shared voting power 3,964,893; sole dispositive power 14,297; shared dispositive power 3,964,893; aggregate amount beneficially owned 3,979,190 (4.6% of the class)
- Joseph Dutton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,305; shared voting power 3,964,893; sole dispositive power 3,305; shared dispositive power 3,964,893; aggregate amount beneficially owned 3,968,198 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Calumet Inc./DE
Address of issuer's principal executive offices: 1060 N. Capitol Ave, Suite 6-401, Indianapolis, IN, 46204

## Item 2. Person Filing
Name of person filing:
This statement is filed by Wasserstein Management, LP, a Delaware limited partnership (the "Adviser"), WDO Management GP, LLC, a Delaware limited liability company (the "Adviser GP"), Wasserstein Master, LP, a Cayman Islands exempted limited partnership (the "Master Fund"), Wasserstein GenPar, LLC, a Delaware limited liability company (the "Master Fund GP"), Rajay Bagaria, and Joseph Dutton. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
The Adviser is the investment manager of the Master Fund and separately managed accounts (the "Accounts"). The Adviser GP is the general partner of the Adviser. Master Fund GP is the general partner of the Master Fund. Mr. Bagaria is a control person of the Adviser, sole member of the Adviser GP and managing member of the Master Fund GP. Mr. Dutton is a control person of the Adviser. By virtue of these relationships, the Master Fund GP, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares of the Issuer's Common Stock, par value $0.01 per share (the "Shares"), owned directly by the Master Fund. By virtue of these relationships, the Adviser, the Adviser GP, and Messrs. Bagaria and Dutton, may be deemed to beneficially own the shares held in the Accounts.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 420 Lexington Avenue, Suite 1626, New York, NY 10170
Citizenship: For citizenship or place of organization see item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 30, 2026, the Date of Event which requires the filing of this Schedule 13G. The Issuer, Calumet, Inc., is the successor to Calumet Specialty Products Partners L.P. for purposes of filings under Section 13(d) of the Securities Exchange Act of 1934.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 87,147,147 shares of Common Stock outstanding as of May 8, 2026, as disclosed by the Issuer in its Form 10-Q filed with the SEC on May 8, 2026%
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wasserstein Management L.P.: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)
- WDO Management GP, LLC: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)
- Wasserstein Master, LP: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)
- Wasserstein Genpar, LLC: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)
- Rajay Bagaria: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)
- Joseph Dutton: /s/ Rajay Bagaria, Rajay Bagaria/Authorized Signatory (08/14/2026)